SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341

(Final Amendment)

FIDELITY NATIONAL FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

316326107

(CUSIP Number)

April 5, 2005

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ]  Rule 13d-1(b)

[  x  ]  Rule 13d-1(c)

[      ]  Rule 13d-1(d)

______________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP NO. 316326107
1)	Name of Reporting Person	ALLTEL Corporation
	IRS Identification No.	34-0868285
of Above Person (Entities Only)

2)	Check the Appropriate	(a) [ ]
	Box if a Member of a Group	(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned		5) Sole Voting Power - *
By Each Reporting Person With
6) Shared Voting Power - *

7) Sole Dispositive Power - *

8) Shared Dispositive Power - *

* See Item 5

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	See Item 5

10)	Check if the Aggregate Amount in	[ ]
Row (9) Excludes Certain Shares

11)	Percent of Class Represented by
	Amount in Row (9)	See Item 5

12)	Type of Reporting Person	CO

FINAL AMENDMENT

TO

SCHEDULE 13G

Item 1.	(a) Name of Issuer: Fidelity National Financial, Inc.

(b) Address of Issuer's Principal Executive Offices:

601 Riverside Avenue
Jacksonville, Florida 32204

Item 2.	(a) Name of Person Filing: ALLTEL Corporation

(b) Address of Principal Business Office:

One Allied Drive
Little Rock, Arkansas 72202

(c) Citizenship: Delaware

(d) Title of Class of Securities: Common Stock, par value $.0001 per share

(e) CUSIP No.: 316326107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer is registered under Section 15 of the Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company
Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-
1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: *

(b) Percent of class: *

(c) Number of shares as to which reporting person has:

(i) Sole power to vote or to direct the vote - *

(ii) Shared power to vote or to direct the vote of - *

(iii) Sole power to dispose or to direct the disposition of - *

(iv) Shared power to dispose or to direct the disposition of - *

* See Item 5

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. [x]

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2005

ALLTEL CORPORATION

By: /s/ Francis X. Frantz
Francis X. Frantz
Executive Vice President and Secretary